Exhibit 99.1

ATA Creativity Global Reports Q4 and FY 2024 Financial Results

Reports Strong Q4 2024 Results with Net Revenues and Net Income Attributable to ACG Increases of 20.7% and 54.9%,
Respectively, as Compared to Q4 2023

Reports 21.0% Increase in FY 2024 Net Revenues, Surpassing Guidance

Announces FY 2025 Net Revenues Guidance of Between RMB276 Million and RMB281 Million

Conference Call Scheduled for Tuesday, March 25, at 9:00 p.m. Eastern Time (Wednesday, March 26, at 9:00 a.m. Beijing Time)
with Accompanying Audio and Slide Webcast

Beijing, China, March 25, 2025 — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the fourth quarter (“Q4 2024”) and twelve-month (“FY 2024”) periods ended December 31, 2024.

All amounts presented in U.S. dollars ($) in this news release are based on a conversion rate of RMB7.2993 to $1.00 for both reporting periods ended December 31, 2024.

Q4 2024 Financial Highlights

•	Net revenues for Q4 2024 increased 20.7% to RMB100.9 million (or $13.8 million), from RMB83.6 million in Q4 2023.

•	Gross profit for Q4 2024 increased 21.6% to RMB63.7 million (or $8.7 million), from RMB52.4 million in Q4 2023. Q4 2024 gross margin was 63.1% during the current period, compared to 62.6% in the prior-year period.

•	Net income attributable to ACG for Q4 2024 increased 54.9% to RMB13.3 million (or $1.8 million), compared to net income attributable to ACG of RMB8.6 million in Q4 2023.

Full Year 2024 Financial Highlights

•	Net revenues for FY 2024 increased 21.0% to RMB268.1 million (or $36.7 million), from RMB221.6 million in FY 2023.

•	Gross profit for FY 2024 increased 23.2% to RMB141.3 million (or $19.4 million), from RMB114.7 million during FY 2023. Gross margin was 52.7% during the current period, compared to 51.7% during FY 2023.

•	Net loss attributable to ACG for FY 2024 was RMB36.1 million (or $4.9 million), compared to net loss attributable to ACG of RMB33.7 million in FY 2023.

•	Cash and cash equivalents were RMB36.5 million (or $5.0 million) as of December 31, 2024.

Q4 2024 Operational Highlights

•	Student enrollment during Q4 2024 was 1,038, representing an increase of 2.7% from 1,011 in Q4 2023.

-	56.6% of students were enrolled in ACG’s portfolio training programs, which consisted of time-based programs and project-based programs.

-	43.4% of students were enrolled in ACG’s other programs, which mainly consisted of overseas study counselling services and research-based learning services.

•	Credit hours delivered during Q4 2024 were 65,679, representing an increase of 35.6% compared to Q4 2023.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Q4 2024, compared to those for the prior-year period:

	Q4 2024	Q4 2023	% Change
	No. of Credit Hours	No. of Credit Hours
Time-based Program	21,781	15,737	38.4%
Project-based Program	43,898	32,684	34.3%
Total	65,679	48,421	35.6%

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We are pleased to report a strong quarter and year in terms of total net revenues growth, exceeding the high-end of our guidance for the year. During Q4 2024, we delivered a total of 65,679 portfolio training service credit hours, a year-over-year increase of 35.6%, which was the main driver of the RMB17.3 million increase in total net revenues. Higher net revenues and measures we took to lower our overall operating expenses as a percentage of net revenues, resulted in a substantial improvement of our bottom-line for Q4 2024, with net income attributable to ACG of RMB13.3 million, representing an increase of 54.9% from that of Q4 2023.”

Mr. Ma continued, “During Q4 2024, we continued to focus on providing a wide range of high-quality courses to our students, including multiple Master Classes covering topics such as character animation, visual communications and interior design, in addition to our core portfolio training services. As we have entered the 2025 college application season, we are glad to share that our students have begun receiving admission offers from universities and colleges in the U.K. and the United States. We remain committed to continuing to address the needs of, and drive positive outcomes for ACG students.”

Announces Initial Net Revenues Guidance for FY 2025

ACG expects to achieve total net revenues of between RMB276 million and RMB281 million for the year ending December 31, 2025, which represents a year-over-year increase of around 3% to 5%. These guidance assumptions are based on the Company's existing business, initiatives underway and current view of existing market conditions for the year ending December 31, 2025.

Mr. Jun Zhang, President of ACG, commented on the outlook of FY 2025, stating, “Expected revenue growth for FY 2025 is driven by continued improvement in our core portfolio training services, supported by all other lines of services and a healthy increase in student enrollment rates. While in FY 2024 we saw double digits revenue growth and overall increased demand across our business lines following the Covid-19 international traveling recovery, we expect FY 2025 growth to return to more normalized levels.”

Mr. Zhang continued, “We remain laser-focused on executing our organic expansion strategy designed to drive revenue growth and enhance operating efficiency. During 2025, we will continue to focus on expanding our existing services, launching new services, improving student learning experiences by involving teaching staff into the design of new programs, improving the overall adoption of new AI technologies, and growing the number of domestic and international partnerships. We will also continue to explore and evaluate potential M&A opportunities as they come along.”

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9:00 p.m. Eastern Time on Tuesday, March 25 (9:00 a.m. Beijing Time on Wednesday, March 26), during which management will discuss Q4 2024 and Fiscal Year 2024 results.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747
China (Local Access):	(400) 120 2840
Hong Kong (Local Access):	(800) 965561

A simultaneous audio webcast including accompanying slides may be accessed via the following link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=LJjxI3yU, or via the investor relations section of the Company’s website https://ir.atai.net.cn/.

For those unable to listen to the live webcast, the replay will be available on the Company’s website shortly after the conclusion of the call.

Q4 2024 Financial Review – GAAP Results

ACG’s total net revenues for Q4 2024 of RMB100.9 million (or $13.8 million), increased 20.7% as compared to RMB83.6 million in Q4 2023, primarily due to increased revenue contributions from portfolio training programs, research-based learning services, as well as overseas study counselling services. Specifically:

-	Net revenues from portfolio training programs of RMB74.3 million (or $10.2 million) increased 14.8% as compared to Q4 2023 and accounted for 73.6% of total net revenues.

-	Net revenues from overseas study counselling services, research-based learning services and other educational services of RMB26.6 million (or $3.6 million) increased 40.8% as compared to Q4 2023 and accounted for 26.4% of total net revenues.

Gross profit for Q4 2024 of RMB63.7 million (or $8.7 million) increased 21.6%, from RMB52.4 million in Q4 2023, mainly as a result of higher revenues. Gross margin slightly increased to 63.1%, compared to 62.6% in the prior-year period mainly as a result of higher net revenues despite increased cost of services associated with higher number of teaching staff hired during the quarter as compared to the prior-year period to accommodate the increased number of students.

Total operating expenses for Q4 2024 were RMB46.8 million (or $6.4 million), representing an increase of 8.0% from RMB43.3 million in Q4 2023. The increase was due to higher selling expenses, offset by lower general & administrative and research and development expenses. Specifically, for Q4 2024:

-	Selling expenses of RMB27.5 million (or $3.8 million) increased by RMB6.8 million or 32.7% from Q4 2023, mainly as a result of increased number of sales personnel and higher marketing expenses in various different channels.

-	General & administrative expenses of RMB18.5 million (or $2.5 million), decreased by RMB2.4 million or 11.7% from Q4 2023, mainly as a result of the disposal of ACG’s junior arts services in Q4 2024.

-	Research and development expenses of RMB0.8 million (or $0.1 million), decreased by RMB0.9 million or 52.8% from Q4 2023, as ACG’s system development was completed in Q2 2024.

Net income from operations for Q4 2024 was RMB17.0 million (or $2.3 million), an increase of 86.5% from income from operations of RMB9.1 million in Q4 2023. Net income attributable to ACG for Q4 2024 was RMB13.3 million (or $1.8 million), representing an increase of 54.9% as compared to net income attributable to ACG of RMB8.6 million in Q4 2023.

Basic and diluted earnings per common share attributable to ACG for Q4 2024 were RMB0.21 (or $0.03), compared to basic and diluted earnings per common share of RMB0.14 for Q4 2023. Basic and diluted earnings per ADS attributable to ACG were RMB0.42 or (or $0.06), compared to basic and diluted earnings per ADS of RMB0.28 in Q4 2023.

FY 2024 Financial Review – GAAP Results

ACG’s total net revenues for FY 2024 was RMB268.1 million (or $36.7 million), representing an increase of 21.0% from RMB221.6 million during FY 2023, primarily due to increased revenue contributions from portfolio training programs, research-based learning services, as well as overseas study counselling services. Specifically:

-	Net revenues from portfolio training programs of RMB199.3 million (or $27.3 million) increased 19.8% as compared to FY 2023 and accounted for 74.4% of total net revenues.

-	Net revenues from overseas study counselling services, research-based learning services and other educational services of RMB68.8 million (or $9.4million) increased 24.6% as compared to FY 2023 and accounted for 25.6% of total net revenues.

Gross profit for FY 2024 was RMB141.3 million (or $19.4 million), representing an increase of 23.2% from RMB114.7 million during FY 2023, while gross margin was 52.7% during the period, compared to 51.7% during FY 2023. The improvement in gross profit and gross margin was mainly related to increased net revenues for the period.

Total operating expenses for FY 2024 were RMB184.5 million (or $25.3 million), representing an increase of 18.1 % from RMB156.2 million in FY 2023. The increase was due to higher selling and general & administrative expenses, offset by lower research and development expenses. Specifically, for FY 2024:

-	Selling expenses of RMB99.9 million (or $13.7 million) increased by RMB21.2 million or 26.9% from FY 2023, primarily driven by the expansion of our sales team, which contributed to higher sales, as well as an increase in marketing events such as the Art Education Exhibition and Fusion Art Exhibition.

-	General & administrative expenses of RMB80.9 million (or $11.1 million) increased by RMB8.1 million or 11.1% from FY 2023, mainly as a result of higher professional fees and business expansion investments.

-	Research and development expenses of RMB3.7 million (or $0.5 million) decreased by RMB0.9 million or 20.0% from FY 2023, as ACG’s system development was completed in Q2 2024.

Loss from operations for FY 2024 was RMB43.0 million (or $5.9 million), compared to loss of RMB41.5 million during FY 2023. Net loss attributable to ACG for FY 2024 was RMB36.1 million (or $4.9 million), compared to net loss attributable to ACG of RMB33.7 million during FY 2023.

For FY 2024, basic and diluted losses per common share attributable to ACG were RMB0.57 (or $0.08), compared to RMB0.54 during FY 2023. Basic and diluted losses per ADS attributable to ACG were RMB1.14 (or $0.16), compared to RMB1.08 during FY 2023.

Non-GAAP Measures

Adjusted net loss attributable to ACG for FY 2024, which excludes share-based compensation expense and foreign currency exchange losses, net, was RMB33.3 million (or $4.6 million), compared to adjusted net loss of RMB30.6 million in FY 2023.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for FY 2024, were RMB0.53 (or $0.07). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for FY 2024 were RMB1.06 (or $0.14).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Q4 2024 were 31.6 million and 31.7 million, respectively. The number of weighted average ADSs used to calculate basic and diluted losses per ADS for FY 2024 were both 31.5 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of December 31, 2024, ACG’s cash and cash equivalents were RMB36.5 million (or $5.0 million), working capital deficit was RMB287.9 million (or $39.4 million), and total shareholders’ equity was RMB79.6 million (or $10.9 million); compared to cash and cash equivalents of RMB60.2 million, working capital deficit of RMB244.0 million, and total shareholders’ equity of RMB113.0 million, respectively, as of December 31, 2023.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “guidance,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; ACG’s 2025 guidance; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2023, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and year ended December 31, 2024, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.2993 to $1.00, the noon buying rate as of December 31, 2024, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Lena Cati, Senior Vice President
+86 10 6518 1133 x 5518	212-836-9611
simaruobai@acgedu.cn	lcati@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	60,167,232	36,523,995	5,003,767
Accounts receivable	2,235,490	2,712,845	371,658
Prepaid expenses and other current assets	8,042,169	27,402,834	3,754,173
Total current assets	70,444,891	66,639,674	9,129,598

Long-term investments	38,000,000	38,000,000	5,205,979
Property and equipment, net	30,235,985	38,698,086	5,301,616
Intangible assets, net	58,886,111	46,236,111	6,334,321
Goodwill	196,289,492	196,289,492	26,891,550
Other non-current assets	31,691,417	35,156,141	4,816,372
Right-of-use assets	23,391,247	35,907,761	4,919,343
Total assets	448,939,143	456,927,265	62,598,779

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	49,146,103	56,372,960	7,723,064
Lease liabilities-current	13,110,449	18,085,643	2,477,723
Deferred revenues	252,145,949	280,036,806	38,364,885
Total current liabilities	314,402,501	354,495,409	48,565,672

Lease liabilities-non-current	9,496,422	17,120,842	2,345,546
Deferred income tax liabilities	12,066,513	5,664,822	776,077
Total liabilities	335,965,436	377,281,073	51,687,295

Shareholders’ equity:
Common shares	4,730,128	4,755,623	651,518
Treasury shares	(8,201,046)	(8,201,046)	(1,123,539)
Additional paid-in capital	545,222,465	547,915,003	75,064,048
Accumulated other comprehensive loss	(37,004,507)	(36,952,183)	(5,062,428)
Accumulated deficit	(391,709,172)	(427,806,949)	(58,609,312)
Total shareholders’ equity attributable to ACG	113,037,868	79,710,448	10,920,287
Non-redeemable non-controlling interests	(64,161)	(64,256)	(8,803)
Total shareholders’ equity	112,973,707	79,646,192	10,911,484
Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	448,939,143	456,927,265	62,598,779

ATA CREATIVITY GLOBAL AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	83,608,695	100,915,609	13,825,382
Cost of revenues	31,242,849	37,251,567	5,103,444
Gross profit	52,365,846	63,664,042	8,721,938

Operating expenses:
Research and development	1,651,359	779,087	106,734
Sales and marketing	20,721,614	27,505,624	3,768,255
General and administrative	20,909,931	18,473,416	2,530,847
Total operating expenses	43,282,904	46,758,127	6,405,836
Other operating income, net	28,208	88,345	12,103
Income from operations	9,111,150	16,994,260	2,328,205
Other income (expense):
Loss on deconsolidation of a subsidiary and others, net	—	(438,153)	(60,027)
Interest income, net of interest expenses	270,599	133,870	18,340
Foreign currency exchange losses, net	(4,496)	(11,321)	(1,551)
Income before income taxes	9,377,253	16,678,656	2,284,967
Income tax expense	823,327	3,421,946	468,805
Net income	8,553,926	13,256,710	1,816,162
Net loss attributable to non-redeemable non-controlling interests	(1,676)	(23)	(3)
Net income attributable to ACG	8,555,602	13,256,733	1,816,165

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(72,568)	114,269	15,655
Comprehensive income attributable to ACG	8,483,034	13,371,002	1,831,820

Basic and diluted earnings per common share attributable to ACG	0.14	0.21	0.03
Basic and diluted earnings per ADS attributable to ACG	0.28	0.42	0.06

ATA CREATIVITY GLOBAL AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	221,618,968	268,060,162	36,724,092
Cost of revenues	106,961,759	126,795,209	17,370,872
Gross profit	114,657,209	141,264,953	19,353,220

Operating expenses:
Research and development	4,629,880	3,703,178	507,333
Sales and marketing	78,737,492	99,892,804	13,685,258
General and administrative	72,816,606	80,888,058	11,081,618
Total operating expenses	156,183,978	184,484,040	25,274,209
Other operating income, net	30,865	174,931	23,965
Loss from operations	(41,495,904)	(43,044,156)	(5,897,024)
Other income (expense):
Loss on deconsolidation of subsidiaries and others, net	—	(438,153)	(60,027)
Interest income, net of interest expenses	978,530	1,001,735	137,237
Foreign currency exchange losses, net	(4,876)	(18,989)	(2,601)
Loss before income taxes	(40,522,250)	(42,499,563)	(5,822,415)
Income tax benefit	(6,811,709)	(6,401,691)	(877,028)
Net loss	(33,710,541)	(36,097,872)	(4,945,387)
Net loss attributable to non-redeemable non-controlling interests	(50,296)	(95)	(13)
Net loss attributable to ACG	(33,660,245)	(36,097,777)	(4,945,374)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(1,422)	52,324	7,168
Comprehensive loss attributable to ACG	(33,661,667)	(36,045,453)	(4,938,206)

Basic and diluted losses per common share attributable to ACG	(0.54)	(0.57)	(0.08)
Basic and diluted losses per ADS attributable to ACG	(1.08)	(1.14)	(0.16)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2023	2024	2023	2024
	RMB	RMB	RMB	RMB
GAAP net income (loss) attributable to ACG	8,555,602	13,256,733	(33,660,245)	(36,097,777)
Share-based compensation expenses	1,038,224	158,682	3,068,041	2,811,732
Foreign currency exchange losses, net	4,496	11,321	4,876	18,989
Non-GAAP adjusted net income (loss) attributable to ACG	9,598,322	13,426,736	(30,587,328)	(33,267,056)

GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	0.14	0.21	(0.54)	(0.57)

Non-GAAP adjusted earnings (losses) per common share attributable to ACG
Basic and diluted	0.15	0.21	(0.49)	(0.53)